Exhibit (a)(1)(iii)

Canadian Solar Inc.

Offer to Increase Conversion Rate
For the Conversion of
Canadian Solar Inc.’s
6.0% Convertible Senior Notes due 2017
(CUSIP Nos. 136635 AA 7 and 136635 AB 5)
into Canadian Solar Inc.’s Common Shares
Dated May 27, 2008

The Conversion Offer will expire at 5:00 p.m., New York City time, on Tuesday, June 24, 2008, unless extended or earlier terminated by Canadian Solar Inc. (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders of Convertible Senior Notes (as defined below) must surrender their Convertible Senior Notes for Conversion on or prior to the Expiration Date to receive the increased conversion rate.

May 27, 2008

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration is a Conversion Offer Memorandum (as may be supplemented and amended from time to time, the “Conversion Offer Memorandum”) dated May 27, 2008, and the related letter of transmittal (the “Letter of Transmittal”) by Canadian Solar Inc., a Canadian corporation (the “Company”), to increase the conversion rate upon the conversion of any and all of its outstanding 6.0% Convertible Senior Notes due 2017 (the “Convertible Senior Notes”), into common shares of the Company, no par value (the “Common Shares”). The Conversion Offer Memorandum together with the Letter of Transmittal (and any amendments or supplements to the Conversion Offer Memorandum and the Letter of Transmittal) constitutes the “Conversion Offer” with respect to the Convertible Senior Notes. Certain terms used but not defined herein shall have the meanings ascribed to them in the Conversion Offer Memorandum.

The Convertible Senior Notes are currently convertible at a conversion rate of 50.6073 Common Shares per US$1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately US$19.76 per share. Holders who surrender their notes for conversion on or before 5:00 p.m., New York City time, on June 24, 2008 will receive Common Shares based on a conversion rate, subject to adjustment, equal to the sum of (a) 50.6073 and (b) the quotient (rounded to four decimal places) obtained by dividing (i) $117.00 by (ii) the arithmetic average of the daily volume-weighted average price (as described in the Conversion Offer Memorandum) of the Company’s common shares for the ten trading days from and including June 3, 2008 to and including June 16, 2008. The actual number of Common Shares you will receive if you convert your notes in the Conversion Offer will be fixed after 5:00 p.m., New York City time, on Monday, June 16, 2008, and announced prior to the opening of trading on June 17, 2008. Holders surrendering their notes for conversion after 5:00 p.m., New York City time, on Tuesday, June 24, 2008 will not be eligible to participate in the Conversion Offer.

Notwithstanding any other provision of the Conversion Offer, the Company’s obligations to accept Convertible Senior Notes surrendered for conversion, and to increase the conversion rate is subject to, and conditioned upon, the satisfaction of the general conditions described in the section of the Conversion Offer Memorandum entitled “The Conversion Offer — Conditions to the Conversion Offer — General Conditions.”

The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Conversion Offer at any time as set forth in the Conversion Offer Memorandum under the heading “The Conversion Offer — Conditions to the Conversion Offer.”

For your information and for forwarding to your clients for whom you hold Convertible Senior Notes registered in your name or in the name of your nominee (or, for notes registered in the name of the Depository Trust Company (“DTC”), Convertible Senior Notes that are credited to your account or the account of your nominee), we are enclosing the following documents:

1. Copies of the Conversion Offer Memorandum, dated May 27, 2008.

2. Letters of Transmittal for the Convertible Senior Notes for your use and for the information of your clients.

3. A Form W-9 (with instructions) providing information relating to backup U.S. federal income tax withholding.

4. Copies of the Notice of Guaranteed Delivery.

5. Copies of a printed form of letter which may be sent to your clients for whose accounts you hold Convertible Senior Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Conversion Offer. This form will enable your clients to tender all Convertible Senior Notes that they own.

DTC participants will be able to surrender Convertible Senior Notes through DTC’s Automated Tender Offer Program (“ATOP”).

We urge you to contact your clients as promptly as possible in order to obtain their instructions.

The Company will not pay any fees or commission to any broker or dealer or other person for soliciting conversion of Convertible Notes pursuant to the Conversion Offer. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Any inquiries you may have with respect to the offer may be addressed to the Information Agent, or to Piper Jaffray & Co., our Financial Advisor for the Conversion Offer, at their respective addresses and telephone numbers as set forth on the back cover of the Conversion Offer Memorandum. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

Canadian Solar Inc.

Nothing contained herein or in the enclosed documents shall constitute you as the agent of Canadian Solar Inc., the Financial Advisor, the Information Agent, the Conversion Agent or any of their respective affiliates, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Conversion Offer other than the documents enclosed herewith and the statements contained therein.

The Conversion Offer is not being made to (nor will Convertible Senior Notes surrendered for conversion be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Conversion Offer would not be in compliance with the laws of such jurisdiction.

IMPORTANT: The Letter of Transmittal (or a facsimile thereof), together with any Convertible Senior Notes surrendered for conversion and all other required documents, must be received by the Conversion Agent at or prior to 5:00 p.m., New York City time, on the Expiration Date in order for Holders to receive the increased conversion rate.

Alternatively, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Conversion Agent, electronically accept the Conversion Offer and surrender the Convertible Senior Notes for conversion through DTC’s ATOP as set forth under “The Conversion Offer — Procedures for Surrendering Notes in the Conversion Offer” in the Conversion Offer Memorandum. Holders surrendering their Convertible Senior Notes for conversion by book-entry transfer to the Conversion Agent’s account at DTC can execute the surrender through ATOP, for which the transaction will be eligible. DTC participants that are accepting the Conversion Offer must transmit their acceptance to DTC which will verify the acceptance and execute a book-entry delivery to the Conversion Agent’s account at DTC. DTC will then send an Agent’s Message to the Conversion Agent for its acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Conversion Offer as to execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message.

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